UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20160029

DIVISION OF
CORPORATION FINANCE

March 16, 2016

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: The TJX Companies, Inc.
Incoming letter dated February 9, 2016

Dear Ms. Ising:

This is in response to your letter dated February 9, 2016 concerning the shareholder proposal submitted to TJX by the Priests of the Sacred Heart. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Mark Peters
Priests of the Sacred Heart
justdir@usprovince.org

March 16, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The TJX Companies, Inc.
Incoming letter dated February 9, 2016

The proposal requests that the compensation committee initiate a review of the company's executive compensation policies and make available upon request a summary report of that review that contains the information specified in the proposal.

We are unable to concur in your view that TJX may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that TJX may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that TJX may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on senior executive compensation and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that TJX may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that TJX may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that TJX's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that TJX may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Coy Garrison
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: 202.955.8287
Fax: 202.530.9631
eising@gibsondunn.com

February 9, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The TJX Companies, Inc.*
Stockholder Proposal of the Priests of the Sacred Heart
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, The TJX Companies, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Stockholders (collectively, the "2016 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from the Priests of the Sacred Heart (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: Shareholders request the Board's Compensation Committee initiate a review of our company's executive compensation policies and make available, upon request, a summary report of that review by October 1, 2016 (omitting confidential information and processed at a reasonable cost). We request that the report include: 1) A comparison of the total compensation package of senior executives and our employees' median wage (including benefits) in the United States in July 2006, July 2011 and July, 2016; 2) an analysis of changes in the relative size of the gap and an analysis and rationale justifying this trend; 3) an evaluation of whether our senior executive compensation packages (including, but not limited to, options, benefits, perks, loans and retirement agreements) should be modified to be kept within boundaries, such as that articulated in the Excessive Pay Shareholder Approval Act; and 4) an explanation of whether sizable layoffs or the level of pay of our lowest paid workers should result in an adjustment of senior executive pay to more reasonable and justifiable levels and how the Company will monitor this comparison annually in the future.

A copy of the Proposal and the Supporting Statement, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2016 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations and attempts to micro-manage the Company;
- Rule 14a-8(i)(3) because it is impermissibly vague and indefinite so as to be inherently misleading; and
- Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Relating To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) allows for exclusion of a proposal that "deals with a matter relating to the company's ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id*. (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). We are of the view that the Proposal may be excluded pursuant to each of these tests.

A. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because it Involves General Employee Compensation.

Consistent with the history of Rule 14a-8(i)(7) discussed above, in analyzing stockholder proposals relating to compensation, the Staff has made a clear distinction between proposals that relate to general employee compensation and proposals that concern executive officer and director compensation, indicating that the former implicate a company's ordinary business operations and are thus excludable. *See* Staff Legal Bulletin No. 14A (July 12, 2002) (indicating that under the Staff's "bright-line analysis" for compensation proposals, companies "may exclude proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7)" but "may [not] exclude proposals that concern only senior executive and director compensation" (emphasis in original)); *Xerox Corp.* (avail. Mar. 25, 1993).

In this regard, the Staff has consistently concurred in the exclusion under Rule 14a-8(i)(7) of stockholder proposals that address both executive compensation and non-executive (*i.e.*, general employee) compensation. For example, in *Kohl's Corp.* (avail. Feb. 27, 2015), the proposal requested that the board review and issue a report on the company's executive compensation policies, suggesting that that report include a "comparison of the total compensation package of the top senior executives and our store employees' median wage in the United States in July 2005, 2010 and 2015; and [] an analysis of changes in the relative size of the gap along with … [a] rationale justifying any trends evidenced." The company argued that the proposal was "not limited to executive compensation but rather addresses the compensation of [the company's] general workforce." The Staff concurred that the company could exclude the proposal under Rule 14a-8(i)(7), noting that "the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors." *See also Verizon Communications Inc*. (avail. Feb. 23, 2015); *Yum! Brands, Inc.* (avail. Feb. 24, 2015).

Similarly, in *Microsoft Corp.* (avail. Sept. 13, 2013), the proposal requested that the company limit the average total compensation of senior management, executives, and other employees for whom the board set compensation to 100 times the average compensation paid to the remaining full-time, non-contract employees of the company. In seeking exclusion of the proposal, the company argued that the proposal's cap on total compensation was not limited to "'senior executives' . . . or a similar selected class of executives and/or officers." The company also argued that, "because the proposed compensation cap [was] expressed as a ratio, . . . the proposal could be construed as an initiative to increase [the] average pay of all employees who are not in the class included in the numerator," *i.e.*, the company's general workforce. The Staff concurred that the company could "exclude the proposal under Rule 14a-8(i)(7), as relating to [the company's] ordinary business operations," noting that "the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors." *See also Deere & Co.* (avail. Oct. 17, 2012); *Johnson Controls, Inc.* (avail. Oct. 16, 2012); *ENGlobal Corp.* (avail. Mar. 28, 2012); *KVH Industries, Inc.* (avail. Mar. 30, 2011); *Exxon Mobil Corp.* (avail. Feb. 16, 2010, *recon. denied* Mar. 23, 2010); *Comcast Corp.* (avail. Feb. 22, 2010); *International Business Machines Corp. (Boulain)* (avail. Jan. 22, 2009); *3M Co.* (avail. Mar. 6, 2008); *Xcel Energy, Inc.* (avail. Feb. 6, 2004); *Minnesota Mining and Manufacturing Co.* (avail. Mar. 4, 1999) (in each case, concurring in the exclusion of a stockholder proposal related to general employee compensation under Rule 14a-8(i)(7)).

More specifically, the Staff has also consistently concurred in the exclusion of stockholder proposals that requested a report on both executive and employee compensation. For example, in *General Electric Co.* (avail. Jan. 6, 2011), the proposal requested a report on two different company pension plans that were available to both executive officers and other employees who were within the company's executive band, but were not considered executive officers. The company argued that the proposal was excludable under Rule 14a-8(i)(7) because "the Proposal request[ed] reports on two Company pension plans, but [did] not limit the scope of the reports to the Company's most senior executives." The Staff concurred in the exclusion of the Proposal on ordinary business grounds, noting "that the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors."

As in the precedent cited above, the Proposal addresses compensation of employees generally and is not limited to compensation of the Company's executive officers. In this regard, the first half of the Proposal's Resolved clause is nearly identical to the stockholder proposal in *Kohl's*, *Verizon Communications*, and *Yum! Brands*. Specifically, like those proposals (and as cited in the Staff's response to each), the Proposal asks that the requested report (1) include a comparison of the total compensation package of the senior executives and the Company's employees' median wage, and (2) an analysis of changes in the relative size of the gap along with an analysis and rationale justifying the trends. Since any changes to the ratio of executive and employee pay are traceable both to fluctuations in executive pay and employee pay, the Proposal is asking the Company to evaluate and report on whether there were changes in the compensation of its employees, *i.e.*, its general workforce, and to provide a justification for any changes to employee compensation relative to increases and decreases in executive pay, which are ordinary business matters. Moreover, while the Proposal includes two requests that are in addition to the requests set forth in *Kohl's*, *Verizon*, *Microsoft*, and *Yum! Brands*, those additional matters relate to employee compensation, such as "an explanation" that requires evaluating "sizable layoffs [and] the level of [the Company's] lowest paid workers" and the need to "monitor" these factors "annually in the future." As a result, the Proposal arguably contains even more references to employee compensation than the precedent mentioned above. Thus, as in *Kohl's*, *Verizon*, *Microsoft*, and *Yum! Brands*, the Proposal repeatedly addresses general employee compensation matters, meaning that the Proposal relates to the Company's ordinary business operations.

The mere fact that a proposal touches upon a significant policy issue is not alone sufficient to avoid the application of Rule 14a-8(i)(7) when a proposal implicates ordinary business matters. Although the Commission has stated that "proposals relating to such [ordinary business] matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable," the Staff has expressed the view that proposals relating to both ordinary business matters and significant social policy issues may be excluded in their entirety in reliance on Rule 14a-8(i)(7). 1998 Release. *See also PetSmart, Inc.* (avail. Mar. 24, 2011) (Staff granting no-action relief pursuant to Rule 14a-8(i)(7), noting "[a]lthough the humane treatment of animals is a significant policy issue, we note your view that the scope of the laws covered by the proposal is 'fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping'"). This illustrates that proposals that raise significant policy issues may nevertheless be excludable if other aspects of the action requested by the proposal implicate a company's ordinary business.

In determining whether a proposal implicates a company's ordinary business operations, the Staff has historically looked at all of the facts, circumstances, and evidence surrounding the proposal, including its supporting statements. For instance, the Staff has allowed the exclusion of proposals relating to charitable contributions when these proposals' supporting statements made clear that the proposals were actually directed towards contributions to specific types of charitable organizations (an ordinary business matter). *See, e.g.*, *The Home Depot, Inc.* (Mar. 18, 2011) (permitting the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the Company publish a list of recipients of corporate charitable contributions over $5,000 when the proposal's supporting statement focused on contributions to the gay, lesbian, bisexual, and transgender community and related associations); *Johnson & Johnson* (avail. Feb. 12, 2007) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company report on charitable contributions when the supporting statement focused on contributions to groups "involved in abortion" and that "promote[d] same sex marriages"); *Wells Fargo & Co.* (avail. Feb. 12, 2007) (permitting the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company report on charitable contributions when the supporting statement focused on Planned Parenthood as well as "sexual practices [and] sexual orientation").

Here, the Proposal's Supporting Statement addresses general employee compensation. For example, two of the four articles cited in the Supporting Statement address employee compensation and the comparison to executive pay, discussing, among other things, the "decline in real wages 2009-2014 for the lowest-paid quintile." Moreover, the Proponent's cover letter indicates that the Proponent "wish[es] to express [its] serious concerns regarding wage disparity." In addition, a key part of the Proposal refers to the Excessive Pay Shareholder Approval Act, which, while not defined, we assume is a reference to a bill that was introduced in the U.S. Senate in 2009 (and was not enacted) that addresses both executive and general employee compensation. Although the Supporting Statement includes various statements regarding executive compensation, these statements do not address the key requests of the Proposal and the Supporting Statement is not limited to compensation of the Company's executive officers, allowing for the Proposal's exclusion under Rule 14a-8(i)(7).

Finally, the Proposal is distinguishable from the proposal at issue in *The Allstate Corp.* (avail. Feb. 5, 2010). The proposal in *Allstate* requested that the board initiate a review of the company's executive compensation policies, issue a report, and "*consider*" including in that report factors similar to the prongs the Proposal specifically requests be included in the report. Therefore, the proposal in *Allstate* technically only requested a review and report on the company's executive compensation policies. Moreover, in *Allstate* the supporting statements were nearly entirely focused on the proponent's concerns with executive compensation. For instance, in *Allstate*, the proposal and supporting statement focused on what the proponent viewed as "extravagant executive pay," discussing how excessive executive pay "seem[ed] to be the norm," indicating that CEOs at S&P 500 companies "earned more than $4,000 an hour," and specifically asking the company to evaluate whether its current "top executive compensation packages . . . would be considered 'excessive.'"

Similarly, the Proposal is also distinguishable from the proposals at issue in *Wal-Mart Stores, Inc.* (avail. Mar. 1, 2006), *AOL Time Warner Inc. (Province of St. Joseph)* (avail. Feb. 28, 2003), and *Pfizer, Inc.* (avail. Jan. 28, 2003), where the Staff declined to concur in the exclusion on ordinary business grounds of a proposal requesting that the company's compensation committee prepare a report comparing the total compensation of the company's top executives and its lowest paid workers. In this regard, the proposals and supporting statements in each of those letters were all focused on the proponents' concerns with executive compensation. In *Wal-Mart*, the proposal and supporting statement discussed at length the "explosion in compensation for top corporate executives," and focused on examples of why the proponents believed the company's executive compensation was "out of control." Moreover, in both *AOL Time Warner* and *Pfizer*, the proposals and supporting statements focused on "[t]he ratcheting up of compensation" for CEOs and other top executives, discussing at length recent increases in average CEO pay, citing to editorials and news articles that were critical of high executive compensation, and referencing studies that showed either "no relationship" or an "inverse correlation" between CEO compensation and company performance.

In contrast, in the current instance, the Proposal, as discussed above, addresses the compensation of the Company's employees generally to a greater degree than any of the proposals at issue in the precedent cited above. For example, while the Supporting Statement touches on the issue of compensation policies for U.S. executives, the Proposal itself primarily addresses the pay of the Company's "lowest paid workers," and requires that the report requested by the Proposal include an explanation of whether "the level of pay of [the Company's] lowest paid workers should result in an adjustment of senior executive pay," and "how the Company will monitor this comparison annually in the future." Thus, unlike the proposals and supporting statements in *Allstate*, *Wal-Mart*, *AOL Time Warner*, and *Pfizer*, which focused solely on the compensation of CEOs and other executives, the Proposal relates to general employee compensation because it asks the Company to evaluate and report on whether there were changes in the compensation of its employees in comparison to its management and requires the Company to "monitor" the levels of its "lowest paid workers" going forward. Therefore, in accordance with the precedent discussed above, the Proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors, and is thus excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

B. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because it Attempts to Micro-Manage the Company.

The Proposal's arbitrary deadline for the Company's review and report on compensation matters micro-manages the Company's board of directors and management. As previously discussed, the Commission explained in the 1998 Release that the ordinary business exclusion rests on two central considerations. One such consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff has concurred that stockholder proposals that similarly restrict how the proposal is implemented are excludable under Rule 14a-8(i)(7) because the proposals sought to micro-manage the company. *See, e.g., Duke Energy Carolinas, LLC* (avail. Feb. 16, 2001) (Staff concurred with the exclusion of a proposal under Rule 14a-8(i)(7) that recommended to the company's board of directors that they take steps to reduce nitrogen oxide emissions from the company's coal-fired power plants by 80% and limit each boiler to .15 pounds of nitrogen oxide per million BTUs of heat input by a certain year); *Marriott International Inc.* (avail. Mar. 17, 2010, *recon. denied* Apr. 19, 2010) (Staff concurred that a shareholder proposal to install and test low-flow shower heads in some of the company's hotels amounted to micro-managing the company by requiring the use of specific technologies); *Ford Motor Co.* (avail. Mar. 2, 2004) (Staff concurred with the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company publish a report about global warming/cooling, where the report was required to include details such as the measured temperature at certain locations and the method of measurement, the effect on temperature of increases or decreases in certain atmospheric gases, the effects of radiation from the sun on global warming/cooling, carbon dioxide production and absorption, and a discussion of certain costs and benefits).

The Proposal should similarly be excluded because it requests that the Company initiate a review of the Company's compensation policies and "make available, upon request, a summary report of that review by October 1, 2016," only approximately four months after the 2016 Annual Meeting. This deadline is unjustifiably short, arbitrary and inappropriately seeks to dictate the allocation of the Company's human and financial resources by prescribing a timetable for implementing the Proposal. The deadline also bears no relation to the Company's reporting schedule, and it fails to consider other matters that the Board and Company management are responsible for addressing in the course of the Company's business. For these reasons, this arbitrary deadline is a matter "upon which shareholders, as a group, would not be in a position to make an informed judgment." Thus, similar to the stockholder proposals in *Duke Energy Carolinas* and *Marriott*, the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). As further described below, the Proposal is vague and indefinite as to be materially misleading and, therefore, excludable under Rule 14a-8(i)(3) because (1) it is unclear what actions the Proposal is requesting and (2) the Proposal fails to define or explain key terms.

A. The Proposal is Materially Vague in its Resolution.

The Staff has held that a proposal is excludable as vague and indefinite where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of [the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). The Staff consistently has allowed the exclusion as vague and indefinite of proposals requesting certain disclosures or actions but containing only general or uninformative references to the information to be included or the steps to be taken. *See, e.g*. *Yahoo! Inc.* (avail. Mar. 26, 2008) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal requesting that the board establish "a new policy doing business in China, with the help from China's democratic activists and human/civil rights movement"); *Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal requesting that the board compile a report "concerning the thinking of the Directors concerning representative payees"); *Kroger Co.* (avail. Mar. 19, 2004) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal requesting that the company prepare a sustainability report based on the Global Reporting Initiative's sustainability reporting guidelines, where the company argued that the proposal's "extremely brief and basic description of the voluminous and highly complex Guidelines" did not adequately inform the company of the actions necessary to implement the proposal); *Johnson & Johnson* (Feb. 7, 2003) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal requesting a report relating to the company's progress concerning "the Glass Ceiling Commission's business recommendations").

Here, the nature and scope of the Proposal's request are unclear. The Proposal requests that the Committee "initiate a review of [the Company's] executive compensation policies and make available, upon request, a summary report of that review." This request provides no guidance, however, with respect to what to consider as part of the review, much less what elements of compensation the Proponent intends for the Committee to review, what individuals and arrangements the Committee should include in its review (including whether only arrangements that are available to "executives" or executive officers should be included, or whether it includes the Company's broad-based equity and incentive plans in which "executives" or executive officers also participate), whether this review should include previously granted and/or previously paid compensation, whether such review should include policies that are related to compensation (such as reimbursement, clawback, and benefit arrangements), or whether such review may be limited to the matters requested to be in the report. Thus, the Proposal is vague and indefinite as to the details and scope of the requested review, and "implementation of the Proposal could be significantly different from the actions envisioned by the shareholders voting on the Proposal." *Fuqua Industries*.

B. The Proposal Includes Vague and Undefined Key Terms.

The Staff has on numerous occasions concurred in the exclusion of stockholder proposals under Rule 14a-8(i)(3) where key terms used in the proposal were so inherently vague and indefinite that stockholders voting on the proposal would be unable to ascertain with reasonable certainty what actions or policies the company should undertake if the proposal were enacted. For example, in *Puget Energy, Inc.* (avail. Mar. 7, 2002), the Staff concurred in the exclusion of a stockholder proposal under Rule 14a-8(i)(3) where the proposal requested that the company's board of directors implement "a policy of improved corporate governance" and included a broad array of unrelated topics that could be covered by such a policy. *See also Berkshire Hathaway Inc.* (avail. Jan. 31, 2012) (concurring with the exclusion of a proposal that specified company personnel "sign off [by] means of an electronic key . . . that they . . . approve or disapprove of [certain] figures and policies" because it did not "sufficiently explain the meaning of 'electronic key' or 'figures and policies'"); *The Boeing Co. (Recon.)* (avail. Mar. 2, 2011) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3), noting "that the proposal does not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *General Electric Co.* (Feb. 10, 2011) (same); *The Allstate Corp.* (avail. Jan. 18, 2011) (same); *General Motors Corp.* (avail. Mar. 26, 2009) (concurring with the exclusion of a proposal to "[e]liminate all incentives for the CEOS [sic] and the Board of Directors" where the proposal did not define "incentives" or "CEOS").

In the current instance, the Proposal requests that the Committee's report include:

> 1) A comparison of the total compensation package of senior executives and our employees' median wage (including benefits) in the United States in July 2006, July 2011 and July, 2016; 2) an analysis of changes in the relative size of the gap and an analysis and rationale justifying this trend; 3) an evaluation of whether our senior executive compensation packages (including, but not limited to, options, benefits, perks, loans and retirement agreements) should be modified to be kept within boundaries, such as that articulated in the Excessive Pay Shareholder Approval Act; and 4) an explanation of whether sizable layoffs or the level of pay of our lowest paid workers should result in an adjustment of senior executive pay to more reasonable and justifiable levels and how the Company will monitor this comparison annually in the future.

In these statements, the Proposal includes several vague terms that neither the Proposal nor the Supporting Statement defines. Specifically, as discussed below, the Proposal fails to explain what the Excessive Pay Shareholder Approval Act is, and fails to define "median wage," "total compensation package," "our employees," "lowest paid workers" and "sizeable layoffs."

The Proposal asks stockholders to consider modifying executive compensation to keep it in "boundaries, such as that articulated in the Excessive Pay Shareholder Approval Act." However, the Proposal contains no explanation of what that is or the boundaries it includes. We assume that the Proponent is referring to the bill that was introduced in the U.S. Senate in 2009. It would appear that such bill contained six distinct requirements, each of which could be considered a "boundary." Thus it is not clear whether one, two, three, four, five or all of these are required by the Proposal. By including this external reference to this bill without clearly explaining what it is or how it should apply to the Proposal overall, the Proposal is impermissibly vague and indefinite.

In addition, the Proposal seems to suggest a calculation similar to that contained in the Commission's rules to implement Section 953(b) of the Dodd-Frank Act ("Pay Ratio Disclosure Rules"),[1] which will require U.S. public companies to disclose (i) the median of the annual total compensation of all employees of the company, excluding the chief executive officer, (ii) the annual total compensation of the chief executive officer, and (iii) the ratio of these two values. However, unlike the Pay Ratio Disclosure Rules, the proposed Excessive Pay Shareholder Approval Act, in addition to requiring a supermajority stockholder vote for the compensation of any executive to exceed 100 times the average compensation for services performed by all employees of that company, would have required proxy materials to include the following had it been enacted:

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[1] Release Nos. 33-9877; 34-75610 (Oct. 19, 2015).

> (1) the amount of compensation paid to the lowest paid employee of the issuer; (2) the amount of compensation paid to the highest paid employee of the issuer; (3) the *average* amount of compensation paid to all employees of the issuer; (4) the number of employees of the issuer who are paid more than 100 times the *average* amount of compensation for all employees of the issuer; and (5) the total amount of compensation paid to employees who are paid more than 100 times the *average* amount of compensation for all employees of the issuer.

(emphasis added). Therefore, although the Proposal calls for the "median wage" to be used, like the Pay Ratio Disclosure Rules, the proposed Excessive Pay Shareholder Approval Act, had it been enacted, would have required a completely different calculation than the Pay Ratio Disclosure Rules, and the Proposal does not clarify whether the Excessive Pay Shareholder Approval Act calculation should be used instead of or in addition to any other calculations requested by the Proposal. In addition, although the Proposal states that the median wage should "include benefits," it is unclear whether "wage" also should include bonuses, incentive compensation, and equity grants, or whether only benefits such as health benefits should be included, or whether accrued vacation or various other benefits should be included, and if so, how they should be valued. Second, even if the meaning of "wage" was determinable, the Proposal still is vague and indefinite as to how the "median wage" should be calculated. Thus, the Proposal is so vague as to be false and misleading because stockholders voting on the Proposal will be unable to assess a key component of the Proposal.

The Proposal also provides no guidance as to what "boundaries" executive compensation should be limited to, nor what the "total compensation package" should be. Should incentive awards, fringe benefits, and deferred compensation be included? Although the Proposal refers in the third prong to compensation packages "including, but not limited to, options, benefits, perks, loans and retirement agreements," it is not clear whether this is intended to define "total compensation package," and if so, what should be captured by the "but not limited to" qualification. The Proposal provides no guidance as to this issue.

Similarly, the Proposal provides no guidance as to who to include as an "employee" or a "lowest paid worker" for purposes of the Proposal, and whether the second of these terms is intended to refer to a subset of the first, and if so, what the size of that subset should be. Should "employee" include any Company employee who has worked for the Company for any period of time during the prior fiscal year? Should the analysis instead be limited to employees who worked for the Company for the entire year or as of a given date? Should part-time and/or temporary Company employees be included, and if so, how should the report account for their presumably lower pay? How should the report deal with fluctuations in compensation based on promotions or demotions? How does the Company resolve each of these questions when looking backward in respect of the years 2011 and 2006? In addition, the Proposal fails to define what "sizeable" layoffs would be, and whether the size of those layoffs would be measured in reference to the Company, a division of the Company, or some other means of measurement. The Proposal fails to provide guidance about all of these critical terms.

The Staff frequently has allowed the exclusion under Rule 14a-8(i)(3) of a proposal with terms similar to those discussed above. In *General Electric Co.* (avail. Feb. 5, 2003), the proposal "urge[d] the board of Directors to seek shareholder approval for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees." The company argued that the proposal was vague and indefinite because the proposal "fail[ed] to define the critical terms of the [p]roposal – i.e. 'compensation' and 'average wage' – or otherwise provide guidance on how the [p]roposal should be implemented." The Staff concurred that the proposal was excludable as vague and indefinite. *See also Prudential Financial, Inc.* (Feb. 16, 2007) (concurring with the exclusion of a proposal that failed to define critical terms such as "senior management incentive compensation programs"); *Woodward Governor Co.* (Nov. 26, 2003) (concurring with the exclusion of a proposal which called for a policy for compensating the "executives in the upper management . . . based on stock growth" because the proposal was vague and indefinite as to what executives and time periods were referenced; *General Electric Co.* (Jan. 23, 2003) (concurring with the exclusion of a proposal seeking an individual cap on salaries and benefits, where the proposal failed to define the critical term "benefits"). Accordingly, the Proposal's failure to define or explain the meaning of critical terms causes the Proposal to be impermissibly vague and indefinite.

As with the precedent cited above, stockholders cannot determine with any reasonable certainty from the Proponent's cursory references to the Excessive Pay Shareholder Approval Act and the Proponent's use of unclear and undefined terms and concepts what the Company's report should address. As addressed above, the Proposal contains numerous vague and, at times, conflicting references, such that stockholders voting on the Proposal are likely to be unable to assess what the Proposal is specifically requesting, or may interpret the Proposal in a manner that is materially different from the Company's ultimate implementation. Accordingly, the Proposal is properly excludable under Rule 14a-8(i)(3).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Company Has Substantially Implemented The Proposal.

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14,

1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in the 1983 Release, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented" and the Commission codified this revised interpretation in the 1998 Release. Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g.*, *Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc*. (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc*. (avail. Apr. 5, 2002); *Exxon Mobil Corp*. (avail. Jan. 24, 2001); *Masco Corp*. (avail. Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc*. (avail. Mar. 28, 1991).

First, the Proposal requests "a review of [the C]ompany's executive compensation policies." With respect to this first element of the Proposal, the Company's Executive Compensation Committee (the "Committee") regularly reviews and approves changes to the Company's executive compensation programs, policies, and strategy. This is reflected in the Committee's charter, which sets forth its responsibilities including, among other things, "[d]ischarg[ing] the Board of Director's responsibilities relating to compensation of the Company's executives and senior Associates," and "[r]eview[ing] and approv[ing] the structure and philosophy of compensation of the Chief Executive Officer, other executive officers and senior Associates."[2] Moreover, the Committee is required, pursuant to the New York Stock Exchange's Corporate Governance Listing Standards, to review executive officer compensation matters, including incentive plans, and the results of the Committee's review are described in the Company's Compensation Discussion and Analysis (the "CD&A") and contained in the Company's annual proxy statement. Thus, the Committee has implemented the first element of the Proposal through its regular "review of [the C]ompany's executive compensation policies."

Second, the Proposal asks that the Company also "make available . . . a summary

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2 The Committee reviews and makes changes to the compensation program throughout the year. For example, in October 2015, the Company announced that had entered into certain employment agreements with executive officers in connection with its new CEO succession plan. *Available at*: https://www.sec.gov/Archives/edgar/data/109198/000119312515338934/d44242d8k.htm.

report of" the Committee's "review of [the C]ompany's executive compensation policies." The Committee's charter states that the Committee shall "[r]eview and discuss with the Company's executives the [CD&A] required by the rules of the . . . Commission and recommend to the Board of Directors that the [CD&A] be included in the Company's annual proxy statement and Annual Report on Form 10 K." The disclosure requirements approved by the Commission require the Company to describe the material elements of the Company's compensation policies for its most senior executives, including the objectives of the compensation policies, and any material changes to the compensation program. Specifically, Item 402(b) of Regulation S-K sets forth the Commission's requirements for what must be included in the CD&A section of the Company's annual proxy statements. Instruction 3 to Item 402(b) of Regulation S-K provides that the CD&A should "focus on the material principles underlying the registrant's executive compensation policies and decisions and the most important factors relevant to analysis of those policies and decisions." Consistent with the requirements of Item 402(b), the Company provides significant disclosure on the considerations underlying the Committee's executive compensation determinations in the CD&A, including the process used by the Company's board and the Committee for determining the compensation of the Company's executive officers.[3]

The Proposal also requests, but does not mandate, that the Company's report address several topics. Thus, we do not believe it is necessary for the Company to address each of these elements in order to substantially implement the Proposal under Rule 14a-8(i)(10). That said, the Company has substantially implemented these requests through the information provided annually in its CD&A and through the fact that the Company is already subject to the Pay Ratio Disclosure Rules. Specifically, the Company already provides an assessment each year of material changes that are being or have been made to the executive compensation program, taking into account, among other things, the Company's most recent stockholder "say-on-pay" vote, which substantially implements the third prong of the Proposal, requesting "an evaluation of whether our senior executive compensation packages . . . should be modified." Also, as disclosed in its CD&A, the Committee has established annual and long-term incentive plan performance targets based on adjusted pre-tax income goals for the Company's divisions, and the Committee has the authority to reduce incentive plan payouts for the Company's named executive officers.

In addition, the Company is subject to the Pay Ratio Disclosure Rules, and the requirements of those rules substantially implement the first two prongs of the Proposal's second request. Although the Company's first required disclosure is not required to be

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3 The most recent of the Committee's reports on its reviews is set forth in Company's 2015 proxy statement, *available at* https://www.sec.gov/Archives/edgar/data/109198/000119312515146401/d897208ddef14a.htm.

completed by October 1, 2016, this is because the Commission has determined that it is appropriate for public companies to provide their initial disclosure for fiscal years beginning in 2017. The Commission reached this determination based on the belief that companies "may need additional time to implement systems to compile the disclosure and verify its accuracy."[4] While the Company expects to prepare its disclosure to meet the compliance timeframe set forth by the rule, if the Company were required to expedite its data gathering and disclosure requirements to prepare the report by October 1, 2016, it would not be "at a reasonable cost," which is required by the Proposal.

The Pay Ratio Disclosure Rules require the Company to disclose a comparison of the Company's Chief Executive Officer's compensation with the compensation of its median employee, and provide details regarding the Company's methodology. Thus, the requirements of the Pay Ratio Disclosure Rules, to which the Company will be subject and that require disclosure that the Commission has found appropriate to assist shareholders in their evaluation of a company's executive compensation practices while avoiding unnecessary costs, substantially address the first two prongs of the second element of the Proposal.

Accordingly, based on the Committee's ongoing review of the Company's executive compensation policies and the information the Company has and will continue to provide in its CD&A and other disclosures, we believe the Proposal may be excluded from the Company's 2016 Proxy Materials under Rule 14a-8(i)(10) as substantially implemented.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Ann McCauley, Executive Vice President, General Counsel and Secretary at the Company, at (508) 390-2777.

4 Release Nos. 33-9877; 34-75610 (Oct. 19, 2015), pp. 157-158.

Sincerely,

Elizabeth A. Ising

Enclosures

cc: Ann McCauley, The TJX Companies, Inc.
Mark Peters, The Priests of the Sacred Heart

EXHIBIT A

Priests of the Sacred Heart

Provincialate Offices, United States Province
7373 S. Highway 100, P.O. Box 289
Hales Corners, Wisconsin 53130-0289

General Phone: 414-425-6910
Fax: 414-425-2938

December 17, 2015

Ann McCauley, Secretary
Office of the Corporate Secretary
The TJX Companies, Inc.
770 Cochituate Road
Framingham, MA 01701

Dear Ms. McCauley:

The Priests of the Sacred Heart again wish to express our serious concerns regarding wage disparity. We have appreciated the opportunities to dialogue with members of TJX's corporate leadership on this issue in the past year, but feel that dialogue has not resulted in the serious engagement with this issue that we feel is warranted. The enclosed resolution explains why we are calling for a study to determine whether senior executive pay levels are reasonable and justified, and why that study is important to shareholders.

The United States Province of The Priests of the Sacred Heart has continually owned at least $2,000 worth of common stocks of TJX Companies, Inc. for over one year from the above date. Verification of our ownership by our custodian is enclosed. We intend to hold this same stock through next year's annual meeting.

I am hereby authorized to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of TJX shareholders. I do so according to Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

As last year, we hope that continued dialogue on this critical issue would lead us to withdraw this resolution.

Sincerely,

Mark Peters

Mark Peters
Director of Justice, Peace and Reconciliation
Priests of the Sacred Heart
US Province

TOP EXECUTIVES' PAY

WHEREAS, Recent events have increased concerns about the extraordinarily high levels of executive compensation at many U.S. corporations. Concerns about the structure of executive compensation packages have also intensified, with some suggesting compensation systems incentivize excessive risk-taking.

In a *Forbes* article on Wall Street pay, the director of the Program on Corporate Governance at Harvard Law School noted that "compensation policies will prove to be quite costly—excessively costly—to shareholders." Another study by Glass Lewis & Co. declared that compensation packages for the most highly paid U.S. executives "have been so over-the top that they have skewed the standards for what's reasonable." That study also found CEO pay may be high even when performance is mediocre or dismal.

On July 25, 2015, *The New York Times* featured an extended front-page article entitled: "Pay Gap Widening as Top Workers Reap the Raises." Later, a September 5, 2015 article in the same paper ("Low-Income Workers See Biggest Drop in Paychecks") showed the decline in real wages 2009-2014 for the lowest-paid quintile was -5.7% while that of the highest-paid quintile was less than half of that: -2.6%.

A September 2015 *Harvard Business Review* piece noted that a recent global study found that CEO-to-worker pay ratio in most countries is "at least 50 to one," but "in the United States it's 354 to one."

Commenting on "the momentum to rein in runaway pay," a May 16, 2015 piece in *The New York Times* ("For the Highest-Paid C.E.O.s the Party Goes On") commented: "Dodd-Frank introduced new say-on-pay measures, allowing shareholders to express their discontent. The Securities and Exchange Commission is developing rules that would require companies to reveal the ratio of the chief executive's pay to that of average workers. And last month, the S.E.C. proposed requiring companies to disclose how performance affects executive pay."

RESOLVED: Shareholders request the Board's Compensation Committee initiate a review of our company's executive compensation policies and make available, upon request, a summary report of that review by October 1, 2016 (omitting confidential information and processed at a reasonable cost). We request that the report include: 1) A comparison of the total compensation package of senior executives and our employees' median wage (including benefits) in the United States in July 2006, July 2011 and July, 2016; 2) an analysis of changes in the relative size of the gap and an analysis and rationale justifying this trend; 3) an evaluation of whether our senior executive compensation packages (including, but not limited to, options, benefits, perks, loans and retirement agreements) should be modified to be kept within boundaries, such as that articulated in the Excessive Pay Shareholder Approval Act; and 4) an explanation of whether sizable layoffs or the level of pay of our lowest paid workers should result in an adjustment of senior executive pay to more reasonable and justifiable levels and how the Company will monitor this comparison annually in the future.

Merrill Lynch
1499 Post Road, Fl 2
Fairfield, CT 06824
203-254-6900

Merrill Lynch
Bank of America Corporation

Corporate Secretary
Office of the Corporate Secretary
The TJX Companies, Inc.
770 Cochituate Road
Farmingham, MA 01701

December 17, 2015

RE: Verification of Deposit
RE: Merrill Lynch Accounts *** FISMA & OMB Memorandum M-07-16 ***

Important Notice

This is in response to the Verification of Deposit (VOD) request for the Merrill Lynch account(s) of Priests of the Sacred Heart. Details appear below.

Comments

The Priests of the Sacred Heart has continuously held at least $2,000 of TJX Companies, Inc.'s common stock for over one year from the above date and will be holding this through next year's annual meeting.

Signature of Merrill Lynch Branch Office Management Team (OMT)

Date: 12/17/15

*Please be advised, our CMA program permits account holders to access the assets in the account by Visa card and checks, which are drawn and processed against a Merrill Lynch account maintained for the customer at Bank of America, N.A. However, the account holder does not maintain a depository balance at that bank. The information provided above may change daily due to activity in the account and/or changes in market value of assets held in the account. This information is provided as a courtesy and Merrill Lynch is not liable or responsible for any decisions made, in whole or in part, on reliance upon this information.

This information is furnished to you in strict confidence in response to your request and is solely for your use for the purposes described in the Verification of Deposit request. If you have any questions, please contact the person whose signature appears above at (203) 356-8633. This information is provided as a courtesy and Merrill Lynch is not liable or responsible for any decisions made, in whole or part, on reliance upon this information

From: Ann Mccauley <Ann_McCauley@tjx.com>
To: Jill DiGiovanni; Alicia Kelly
Cc:
Subject: FW: Thank you for Tuesday's dialogue

Sent: Wed 2/3/2016 5:44 PM

From: Mark Peters [mailto:justdir@usprovince.org]
Sent: Friday, January 22, 2016 1:52 PM
To: Ann Mccauley
Cc: 'Francis Sherman'
Subject: Thank you for Tuesday's dialogue

Dear Ann,

Frank and I want to thank you and the other TJX representatives for the chance to talk with you about our resolution earlier this week. It's always good to be able to listen to each other's perspectives. We heard you say that your value strategy has worked well in a variety of markets over a substantial period, and we don't argue with that. You have been outperforming many in your industry. However, we wanted to point out that there are other companies who have a different compensation philosophy of paying more livable wages who are also performing well.

We believe that over time, the continuing erosion of real wages and the resultant decline in consumer spending will hurt our company. As we noted, the recent MSCI research indicated that excessive CEO pay and the widening wage gap is becoming a growing concern for shareholders. And the Bloomberg article last September highlighted Carol Meyrowitz's $28.7 million compensation package as being "among the highest in the retail industry". With the new Dodd-Frank rules, retail businesses like ours will likely come under increasing scrutiny. And pay disparity is getting a lot of air time from this year's Presidential candidates, from both political parties.

We also heard (from Deb I believe) that you are creating a substantial number of higher-paying jobs as well as low-level ones. We would be interested in seeing what percentage of overall new jobs those are and what your median employee compensation is. I hope you also heard us say that we believe TJX is a good company trying to do the right thing, succeeding in a number of areas. I mentioned your green initiatives, but could have also mentioned increased concern and attention to your supply chain, being named a Top 50 Great Place to Work in Canada, etc.

However, this issue of executive vs. associate pay is one in which we believe short-term benefits are blinding both the company and its shareholders to the long-term repercussions, not only on TJX but on the economy as a whole. We don't doubt your assertion that other shareholders have shown little concern over this issue in the past. But as public awareness increases, we hope that our raising these concerns will be seen as having been in the company's true interest.

Thanks again for talking with us, and know we are always open to future discussions anytime you see the value. Meanwhile, we look forward to presenting our resolution at our annual shareholders' meeting.

Sincerely

Mark

Mark Peters
Director of Justice, Peace and Reconciliation
Priests of the Sacred Heart, US Province
justdir@usprovince.org